July 20, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Registration Statement under Schedule B
of the Securities Act of 1933
Republic of Chile

Ladies and Gentlemen:

The Republic of Chile (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-167534) under Schedule B of the Securities Act of 1933, as initially filed with the Securities and Exchange Commission on June 15, 2010 and as amended on July 13, 2010 and July 20, 2010, be declared effective at 10:00 A.M. on July 22, 2010 or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF CHILE

By:	/s/ Rodrigo Álvarez Zenteno
Rodrigo Álvarez Zenteno Undersecretary of the Ministry of Finance Republic of Chile

Signature Page to Acceleration Request of the Republic